ImmunoPrecise Antibodies to Participate at H.C. Wainwright's 27th Annual Global Investment Conference in New York

AUSTIN, Texas, September 2nd, 2025 – ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) (NASDAQ: IPA), today announced that it will participate in the 27th Annual H.C. Wainwright Global Investment Conference, taking place September 8th through September 10th, 2025.

Dr. Jennifer Bath, President CEO of IPA, will deliver a company presentation and be available for one-on-one investor meetings throughout the event.

Event Details:

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Conference: 27th Annual H.C. Wainwright Global Investment Conference
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Date: September 8-10th, 2025

Investors interested in scheduling a meeting with the IPA management team should contact their H.C. Wainwright representative or email meetings@hcwco.com

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) is a biotherapeutics company focused on the discovery and development of next-generation biologics. The Company combines scientific expertise with proprietary technologies—such as its LENSai™ platform—to accelerate drug discovery and improve decision-making across complex biological systems. IPA supports global partners in advancing novel therapeutics, diagnostics, and translational research.
For more information, visit www.ipatherapeutics.com.

Investor Contact
Louie Toma, CPA, CFA

Managing Director, CoreIR
investors@ipatherapeutics.com

Source: ImmunoPrecise Antibodies Ltd.